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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(B)

                                (Amendment No. 1)

                             SIGA Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   826917 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ] Rule 13d-1(b)
         [ X  ] Rule 13d-1(c)
         [    ] Rule 13d-1(d)

                               (Page 1 of 5 Pages)

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
-------------------------------------------                                        ----------------------------------------

          CUSIP No. 826917 10 6                              13D                   Page 2 of  5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Gabriele M. Cerrone
--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|

                                                                                                        (b) |X|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

--------- ----------------------------------------------------------------------------------------------------------------

                          5   SOLE VOTING POWER
   NUMBER OF SHARES                            1,075,000 **
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         6   SHARED VOTING POWER
       OWNED BY                                  649,388**  ***
                        ----- ---------------------------------------------------------------------------------------------

         EACH             7   SOLE DISPOSITIVE POWER
      REPORTING                                 1,075,000 **
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH          8   SHARED DISPOSITIVE POWER
                                                  649,388 **  ***
--------- -----------------------------------------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,724,388 **  ***
--------- -----------------------------------------------------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                                                  |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                      6.6 **  ***
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*                   IN
--------- -----------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

*** Panetta holds, inter alia, a warrant to purchase up to 210,000 shares of Common Stock, a warrant to purchase up to 303,200 shares of Common Stock, two warrants to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant to purchase up to 14,688 shares of Common Stock.

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 826917 10 6                              13D                   Page 3 of 5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Panetta Partners Ltd.
--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|

                                                                                                        (b) |X|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                                       CO

--------- ----------------------------------------------------------------------------------------------------------------

                          5   SOLE VOTING POWER
   NUMBER OF SHARES           0
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         6   SHARED VOTING POWER
       OWNED BY               649,388**
                        ----- ---------------------------------------------------------------------------------------------

         EACH             7   SOLE DISPOSITIVE POWER
      REPORTING               0
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH          8   SHARED DISPOSITIVE POWER
                              649,388 **
--------- -----------------------------------------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      649,388 **
--------- -----------------------------------------------------------------------------------------------------------------

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                          |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                         2.6 **
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                                                          PN
--------- -----------------------------------------------------------------------------------------------------------------

                           *  SEE INSTRUCTIONS BEFORE FILLING OUT!


** Panetta holds, inter alia, a warrant to purchase up to 210,000 shares of Common Stock, a warrant to purchase up to 303,200 shares of Common Stock, two warrants to purchase an aggregate of up to 121,500 shares of Common Stock and a warrant to purchase up to 14,688 shares of Common Stock.

                                                               Page 4 of 5 Pages

Item 1(a).    Name of Issuer:

              SIGA Technologies, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              420 Lexington Avenue, Suite 601, New York, NY 10170

Item 2(c).    Name of Person Filing.
              (b). Address of Principal Business Office or, if None, Residence.
              (c). Citizenship.

              Gabriele M. Cerrone
              1275 First Avenue, Suite 296
              New York, NY 10021
              U.S. Citizen

              Panetta Partners Ltd.
              1275 First Avenue, Suite 296
              New York, NY 10021
              Colorado limited partnership

Item 2(d).    Title of Class of Securities.

              Common Stock, $.0001 par value

Item 2(e).    CUSIP Number.

              826017 10 6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b or (c), Check Whether the Person Filing is a:

      (a) / / Broker or dealer registered under Section 15 of the Exchange Act.
      (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c) / / Insurance Company as defined in Section 3(a)(19) of the
              Exchange Act.
      (d) / / Investment Company registered under Section 8 of the Investment Company Act.
      (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
      (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
      (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)     Amount beneficially owned: 1,724,388
      (b)     Percent of class: 6.6%
      (c)     Number of shares as to which such person has:
              (i) Sole power to vote or to direct the vote: 1,075,000
              (ii) Shared power to vote or to direct the vote: 649,388
              (iii) Sole power to dispose or to direct the disposition of:
              1,075,000
              (iv) Shared power to dispose or to direct the disposition of:
              649,388

                                                               Page 5 of 5 Pages

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certifications.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date: February 14, 2005

                                                   Gabriele M. Cerrone

                                                   /s/ Gabriele M. Cerrone
                                                   -----------------------

                                                   PANETTA PARTNERS, LTD.

                                                   By:  /s/ Gabriele M. Cerrone
                                                        -----------------------
                                                         Gabriele M. Cerrone
                                                         Managing Member